Exhibit 99.1

Fresh2 Group Ltd. (FRES) Rings the Nasdaq Stock Market Opening Bell, Driving the Online Transformation of the Restaurant Industry

NEW YORK, July 14, 2023 /PRNewswire/ -- Fresh2 (Nasdaq: FRES), the innovative online B2B e-commerce marketplace, proudly showcased its commitment to transforming the restaurant industry at the highly anticipated Nasdaq Opening Bell Ceremony. The event marked a significant milestone in Fresh2’s journey as it demonstrated its commitment to financial transparency, broadening shareholder base, and securing additional capital for strategic growth.

With a keen focus on reducing restaurant expenses and enhancing operational efficiency, Fresh2 employs a state-of-the-art supply chain management system, establishing direct connections with trusted suppliers worldwide. By eliminating intermediaries and facilitating direct supplier-to-restaurant interactions, Fresh2 creates a platform that offers new avenues of discovery and more competitive pricing options for both restaurants and suppliers.

“We believe in driving value, optimizing restaurant operations, and providing substantial, tangible benefits to our valued partners. Through our marketplace model, we enable restaurants to access a broader range of high-quality supplies while empowering suppliers to expand their customer base,” said Haohan Xu, CEO at Fresh2.

Fresh2 showcased its vision as a trailblazer in the industry, connecting the world through food and spearheading the creation of a cohesive global network of restaurant supplies and equipment. Within a short timeframe, Fresh2 has successfully listed thousands of SKUs and garnered a strong customer base across more than 40 states.

The Fresh2 team remains committed to innovation, constantly refining their offerings to ensure convenience, quality, and affordability for their customers. By setting new industry standards in the ever-evolving digital landscape, Fresh2 is poised to revolutionize the way restaurants make daily purchases.

To learn more about Fresh2 and its groundbreaking approach to restaurant supplies, please visit their website at www.fresh2.co.

About Fresh2 Group Ltd.:

Fresh2 (Nasdaq: FRES) is an online B2B e-commerce marketplace and supply chain company, focused on driving the online transformation of the restaurant industry. With a cutting-edge supply chain management system, Fresh2 establishes direct connections with reliable suppliers worldwide, offering a wide range of premium supplies at competitive prices. By creating a cohesive global network, Fresh2 sets new industry standards and empowers restaurants and suppliers alike.